June 10, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
RE:	Rockies Region 2007 Limited Partnership
Registration Statement Form 10
Filed April 29, 2008
File No. 0-53201

Dear Mr. Schwall:

This letter is to inform you that, due to the requirement to update our financial statements to comply with Rule 3-12 of Regulation S-X in the next amendment and to allow sufficient time for our auditors to review the financial statements, we will be unable to respond to the Staff's comment letter dated May 27, 2008, within the requested 10 business days.

We expect to file our response to the Staff's comments no later than Monday, July 7, 2008.

We thank you for your understanding.

Respectfully,

/s/ Darwin L. Stump

Darwin L. Stump
Chief Accounting Officer
cc:	Brian W. Smith, Partner, PWC
John W. Witt, Manager, PWC
Laurence S. Lese, Esq., Duane Morris LLP